n.a. 3/16

11016500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

SEC FILE NUMBER
8- 65683

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CW Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8848 Cedar Springs Lane, Suite 201
(No. and Street)

Knoxville	TN	37923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cox, Owner — 865-690-9886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co, PLLC
(Name – *if individual, state last, first, middle name*)

608 Mabry Hood Rd	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Michael E. Cox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of CW Securities, LLC, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Manager

Title

Melissa K Christopher

Notary Public EXP: 11/04/2012

MELISSA K. CHRISTOPHER STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report

CW Securities, LLC
Knoxville, Tennessee

We have audited the accompanying statements of financial condition of CW Securities, LLC, as of December 31, 2010 and 2009 and the related statements of operations, changes in members' equity and cash flows for the years ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CW Securities, LLC, at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as reported on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 26, 2011

CW SECURITIES, LLC
Statements of Financial Condition
December 31, 2010 and 2009

		2010		2009
ASSETS				
Current Assets				
Cash and cash equivalents	$	16,379	$	18,438
Commissions receivable		29,008		19,005
Total current assets		45,387		37,443
Property and equipment		11,700		11,700
Accumulated depreciation		(11,322)		(10,758)
Property and equipment, net		378		942
Total assets	$	45,765	$	38,385
LIABILITIES AND MEMBERS' EQUITY				
Commissions payable		27,988		19,251
Members' equity		17,777		19,134
Total liabilities and members' equity	$	45,765	$	38,385

See notes to financial statements.

CW SECURITIES, LLC
Statements of Operations
Years Ended December 31, 2010 and 2009

	2010	2009
REVENUES		
Variable insurance and annuities commissions	$ 594,015	$ 788,666
Fees from advisory services	151,219	148,287
Mutual fund commissions	134,696	176,790
Private placement commissions	105,721	41,136
License revenue	9,400	5,250
Interest income	1,496	575
Total revenues	996,547	1,160,704
OPERATING EXPENSES		
Commissions	849,576	1,002,141
Investment advisory fees	47,557	64,978
Wages and contract personnel	58,018	52,177
License, registration and fees	17,024	17,296
Other operating expenses	25,730	21,359
Total operating expenses	997,905	1,157,951
Net income (loss)	$ (1,358)	$ 2,753

See notes to financial statements.

CW SECURITIES, LLC
Statements of Changes in Members' Equity
Years Ended December 31, 2010 and 2009

Balance at January 31, 2009	$ 16,382
Net income	2,753
Balance at December 31, 2009	19,135
Net loss	(1,358)
Balance at December 31, 2010	$ 17,777

See notes to financial statements.

CW SECURITIES, LLC
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows From Operating Activities		
Net income (loss)	$ (1,358)	$ 2,753
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation	567	567
Decrease in assets:		
Commissions receivable	(10,005)	(7,326)
Increase in liabilities:		
Commissions payable	8,737	8,816
Net cash flows from operating activities	(2,059)	4,810
Net change in cash and cash equivalents	(2,059)	4,810
Cash and cash equivalents at the beginning of the year	18,438	13,628
Cash and cash equivalents at the end of the year	$ 16,379	$ 18,438

See notes to financial statements.

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities - CW Securities, LLC (the "Company") is an investment advisory firm, registered in the State of Tennessee and is a member of the National Association of Securities Dealers, Inc., ("NASD"). The Company sells various investments to its clients who are primarily located in the eastern region of the United States.

Income Taxes - The Company recognizes taxable income under the cash basis of accounting. Accordingly, income is recognized in different periods for income tax reporting purposes and financial reporting purposes. Other temporary timing differences result principally from differences in methods of reporting depreciation.

As a limited liability company, all current and deferred federal taxable income of the Company is passed through to the member who is responsible for payment of any federal income taxes thereon. The State of Tennessee taxes the income of limited liability companies to the extent that their income is not subjected to federal self-employment taxes. Accordingly, no Tennessee excise tax has been accrued.

Cash and Cash Equivalents - For purposes of the Statements of Cash Flows, the Company considers investments readily convertible into cash without significant loss due to penalties or interest, deposits in banks, and certificates of deposit to be cash and cash equivalents.

Property and Equipment - Property and equipment is recorded at cost. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations for the period. The cost of repairs and maintenance is charged to expense as incurred.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Reclassifications have been made to the prior year's income statement with no effect on net income for presentational purposes.

NOTE 2 - SUBORDINATED LIABILITIES

At December 31, 2010 and 2009, there were no liabilities pledged to general creditors.

NOTE 3 - RELATED PARTY TRANSACTIONS

An investment advisory firm owned by the organizing member of the Company provides facilities, personnel and office supplies. Related expenses amounted to $31,218 and $28,517 for the years ending December 31, 2010 and 2009, respectively.

Commissions and investment advisory fees paid to one of the Company's Members amounted to $357,261 and $415,622 for the years ending December 31, 2010 and 2009, respectively.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under Rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At year-end, the Company's net capital amounted to $16,705 as computed under Rule 15c3-1, exceeding the minimum capital requirement by $11,705. In addition, Rule 15c3-1 requires that the Company's net capital ratio (ratio of aggregate indebtedness to net capital) not exceed 15 to 1. The actual net capital ratio at year-end was 1.67 to 1.

NOTE 5 - CONCENTRATIONS

Approximately 64% and 55% of the commission expense is incurred by non-member, commissioned representatives for the years ended December 31, 2010 and 2009, respectively. Accordingly, a significant portion of the commission revenue results from the related transactions.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring subsequent to the date of the statements of financial condition, income and members' equity that should potentially be recognized or disclosed in the financial statements. The evaluation was conducted through February 15, 2011 and no items of any significant nature were noted.

SUPPLEMENTARY INFORMATION

CW SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Year Ended December 31, 2010

Total members' equity (From Statement of Financial Condition)	$ 17,777
Nonallowable Assets and Adjustment:	
12b1 fees	(1,037)
Haircut on interest from certificate of deposit	(35)
Net Capital	$ 16,705
Aggregate Indebtedness	$ 27,988
Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$ 5,000
Excess Net Capital	$ 11,705
Excess Net Capital at 1000%	$ 9,205
Ratio of Aggregate Indebtedness to Net Capital	1.67 to 1

RECONCILIATION WITH COMPANYS' COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5):

No Reconciliation Necessary

See independent auditors' report.

The Company claims exemption from rule 15c3-3, based upon section (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained.

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report on Internal Control

To the Members
CW Securities, LLC
Knoxville, Tennessee

In planning and performing our audit of the financial statements of CW Securities, LLC, as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered CW Securities, LLC's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of CW Securities, LLC's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of CW Securities, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by CW Securities, LLC including consideration of control activities safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because CW Securities, LLC does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by CW Securities, LLC in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of CW Securities, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which CW Securities, LLC has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects CW Securities, LLC's ability to initiate, authorize, record, process or report financial data reliably in accordance with

generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of CW Securities, LLC's financial statements that is more than inconsequential will not be prevented or detected by CW Securities, LLC's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by CW Securities, LLC's internal control.

Our consideration of internal control over financial reporting was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that CW Securities, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 26, 2011

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Member
CW Securities, LLC
Knoxville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by CW Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating CW Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7"). CW Securities, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) We compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2) We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amount reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3) We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4) We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Rodefer Moss & Co, PLLC

Knoxville, TN
February 26, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065683 FINRA DEC
CW SECURITIES LLC 16*16
8848 CEDAR SPRINGS LN STE 201
KNOXVILLE TN 37923-5416

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 290

B. Less payment made with SIPC-6 filed (exclude interest) (263)
8/4/2010
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 27-

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 27-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 27-

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

______
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the_____ day of ______________, 20_____.

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 996,035
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	879,950
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	0
Total deductions	879,950
2d. SIPC Net Operating Revenues	$ 116,085
2e. General Assessment @ .0025	$ 290.21

(to page 1, line 2.A.)

CW SECURITIES, LLC

Financial Statements and Supplementary Information

Years Ended December 31, 2010 and 2009

CW SECURITIES, LLC
Financial Statements and Supplementary Information
Years Ended December 31, 2010 and 2009

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